UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

 Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Annual General Meeting Results

On June 28, 2018, Auris Medical Holding AG (“Auris Medical”) held an Extraordinary General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Ordinary Share Capital Increase

Auris Medical shareholders approved an ordinary share capital increase in accordance with the following provisions:

1.	Increase of the share capital from CHF 122,347.76 by up to CHF 360,000.00 to a maximum of CHF 482,347.76, through the issuance of up to 18,000,000 new fully paid-in registered shares with a nominal value of CHF 0.02 each.

2.	The issue price of such up to 18,000,000 new registered shares will be determined by the Board of Directors in light of market conditions at the time of the issuance. The registered shares to be issued will be entitled to dividends as of the registration of the share capital increase in the commercial register.

3.	The new registered shares to be issued will convey no preferential rights.

4.	The contributions for the new registered shares to be issued will be made in cash or by set-off.

5.	The shareholders’ pre-emptive rights are excluded, and the Board of Directors shall be entitled to allocate such pre-emptive right to selected investors (or underwriting banks, respectively) in a public offering or a private placement.

6.	The Board of Directors shall execute the capital increase and record the same with the competent commercial register within three months.

Agenda Item 2: Changes to the Articles of Association

Auris Medical shareholders approved an increase in the authorized share capital to a maximum of CHF 193,503.50 through the issuance of not more than 9,675,175 registered shares by amendment of Article 3a para. 1 of the Articles of Association.

Auris Medical shareholders approved an increase in the conditional share capital for financing purposes to a maximum of CHF 175,203.50 through the issuance of not more than 8,760,175 registered shares by amendment of Article 3b para. 1 of the Articles of Association.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number 333-223855) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: June 28, 2018